EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2020, and the audited consolidated financial statements as at and for the year ended December 31, 2019, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated May 6, 2020 and discloses specified information up to that date. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of May 6, 2020, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate, and the acquisition, exploration, and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in all of the provinces of Canada, except for Quebec, and a foreign private issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the Toronto Stock Exchange (“TSX”), under the symbol “ASM”, on the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the three months ended March 31, 2020, have been conducted on its Avino Property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the Avino Mine located on the property.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

Operational Highlights

HIGHLIGHTS (Expressed in US$)	First Quarter 2020	First Quarter 2019	Change
Operating
Tonnes Milled	164,096	197,687	-16%
Silver Ounces Produced	266,718	268,399	-1%
Gold Ounces Produced	1,531	1,813	-16%
Copper Pounds Produced	1,808,172	1,062,702	70%
Silver Equivalent Ounces[1] Produced	683,944	615,019	11%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	575,067	522,626	10%
Cash Cost per Silver Equivalent Payable Ounce[1,2]	$9.83	$11.44	-14%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2]	$14.88	$16.22	-8%

1. In Q1 2020, AgEq was calculated using metals prices of $16.94 oz Ag, $1,584 oz Au and $2.56 lb Cu. In Q1 2019, AgEq was calculated using metals prices of $15.57 oz Ag, $1,304 oz Au and $2.82 lb Cu.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	First Quarter 2020	First Quarter 2019	Change
Financial
Revenues	$7,116	$6,711	6%
Mine operating income	$843	$56	1405%
Net loss from continuing operations	$(232)	$(539)	57%
Cash	$6,698	$2,526	165%
Working capital	$10,751	$10,507	2%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$372	$63	490%
Adjusted EBITDA[1]	$391	$15	2507%
Per Share Amounts
Loss per share ("EPS") – basic	$(0.00)	$(0.01)	100%
Cash flow per share (YTD)[1] – basic	$0.00	$0.00	-%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

Operational and Financial Performance

Three months ended March 31, 2020

In the first quarter ended March 31, 2020, the Company recognized revenues of $4.9 million on the sale of Avino Mine bulk copper/silver/gold concentrate, $Nil on the sale of San Gonzalo bulk silver/gold concentrate and $2.2 million on the sale of bulk silver/gold/copper concentrate from the sale of Avino Historic Above Ground (“AHAG”) Stockpiles, net of penalties, treatment costs and refining charges, for mine operating income of $0.8 million.

EBITDA during the first quarter ended March 31, 2020, was $0.3 million, compared to $0.1 million in the corresponding quarter in 2019.

Metal prices for revenues recognized during the three months ended March 31, 2020, averaged $16.30 per ounce of silver, $1,579 per ounce of gold, and $5,599 per tonne of copper.

Consolidated First Quarter 2020 Production Highlights

•	Silver equivalent production increased by 11% to 683,944 oz*
•	Copper production increased by 70% to 1,808,172 lbs
•	Silver production decreased by 1% to 266,719 oz
•	Gold production decreased by 21% to 1,531 oz

Q1 2020
Production by Mine	Tonnes Milled	Silver Oz	Gold Oz		Copper Lbs	AgEq
Avino	159,385	262,238	1,512		1,803,315	677,084
AHAG Stockpiles	4,711	4,481	19		4,857	6,860
Consolidated	164,096	266,718	1,531		1,808,172	683,944
Q1 2020
Grade & Recovery by Mine	Tonnes Milled	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	159,385	57	0.40	0.59	90%	74%	87%
AHAG Stockpiles	4,711	59	0.31	0.15	50%	41%	31%
Consolidated	164,096	57	0.40	0.58	89%	73%	86%

* In Q1, 2020, AgEq was calculated using metals prices of $16.94 oz Ag, $1,584 oz Au and $2.56 lb Cu. In Q1, 2019, AgEq was calculated using metals prices of $15.57 oz Ag, $1,304 oz Au and $2.82 lb Cu. Calculated figures may not add up due to rounding.

Silver equivalent production in Q1 2020 increased by 11% compared to Q1 2019, with record copper quarterly production of over 1.8 million pounds. The Avino Mine produced a record 262,238 silver ounces, the highest quarterly total achieved to date.

Overall production results were higher compared to Q1 2019 due to the Avino mine performing well from a grade, throughput and mill availability perspective. The Hanging Wall Breccia (“HWB”) material also contributed positively to the overall feed grade. The decrease in silver production and consolidated silver grade in Q1 2020, compared to Q1 2019, is primarily attributed to the planned shutdown of the San Gonzalo Mine in Q4 2019.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

As reported in Q4 2019, Avino transitioned to full production from the Avino mine in Q1 2020, following our scheduled mine plan. The advancement of the underground connection between the two portals at the Avino mine experienced some delays due to training shortages for certain equipment. This connection was to be completed during the first quarter of 2020 however, due to the COVID-19 situation, the timeline for completion has been deferred until the Mexican Government’s decree for the temporary suspension of non-essential businesses are lifted.

Avino Mine Production Highlights

	Q1 2020	Q1 2019	Change %
Total Mill Feed (dry tonnes)	159,385	100,922	58%
Feed Grade Silver (g/t)	57	41	39%
Feed Grade Gold (g/t)	0.40	0.48	-16%
Feed Grade Copper (%)	0.59	0.49	18%
Recovery Silver (%)	90%	84%	6%
Recovery Gold (%)	74%	71%	4%
Recovery Copper (%)	87%	87%	1%
Total Silver Produced (oz)	262,238	112,315	133%
Total Gold Produced (oz)	1,512	1,097	38%
Total Copper Produced (Lbs)	1,803,315	958,071	88%
Total Silver Equivalent Produced (oz)*	677,084	379,798	78%

*In Q1 2020, AgEq was calculated using metals prices of $16.94 oz Ag, $1,584 oz Au and $2.56 lb Cu. In Q1, 2019, AgEq was calculated using metals prices of $15.57 oz Ag, $1,304 Au and $2.82 Cu.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo and Avino Mine resources, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Overall, silver equivalent production at Avino increased by 78% compared to Q1 2019. This is primarily a result of significantly higher silver and copper grades during the quarter, as well as increases in mill throughput and recoveries from all three metals. The overall increase was slightly offset by a decline in gold feed grades during the quarter.

On a metal-by-metal basis, production at Avino increased significantly in both silver and copper, with increases of 133% and 88%, respectively, when compared to Q1 2019. Further, gold production increased by 38% when compared to Q1 2019.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

Avino Historic Above Ground Stockpile Production Highlights

	Q1 2020	Q1 2019	Change %
Total Mill Feed (dry tonnes)	4,711	78,864	-94%
Feed Grade Silver (g/t)	59	61	-3%
Feed Grade Gold (g/t)	0.31	0.40	-24%
Feed Grade Copper (%)	0.15	0.21	-26%
Recovery Silver (%)	50%	55%	-9%
Recovery Gold (%)	41%	52%	-22%
Recovery Copper (%)	31%	29%	7%
Total Silver Produced (oz)	4,481	85,325	-95%
Total Gold Produced (oz)	19	529	-96%
Total Copper Produced (Lbs)	4,857	104,631	-95%
Total Silver Equivalent Produced (oz) calculated*	6,860	148,815	-95%

*In Q1, 2020, AgEq was calculated using metals prices of $16.90 oz Ag, $1,583 oz Au and $2.56 lb Cu. In Q1, 2019, AgEq was calculated using metals prices of $15.57 oz Ag, $1,304 oz Au and $2.82 lb Cu.

As mentioned in our 2020 Production Outlook, we processed a small amount of AHAG material in the first half of Q1 2020 before the transition to 100% production from the Avino Mine.

Avino Complies with the Mexican Government COVID-19 Order

Avino announced on April 2, 2020 that it would temporarily suspend operations at the Avino Mine in Durango, Mexico until the end of April 2020 to comply with the Mexican Government’s order for all non-essential businesses including the mining industry to help fight against COVID-19. The Avino Mine has now transitioned to care and maintenance utilizing a reduced workforce to protect current mining operations, employees and the local communities while production operations are temporarily suspended.

Avino employees and supervisors have implemented the temporary closure plan, which forms part of the Company’s larger-established Crisis Management Plan, and included storing underground and surface equipment, ensuring mine ventilation continues to operate, and critical pumping activities are maintained. Procedures to protect our employees remain stringent during care and maintenance.

Avino remains flexible both financially and operationally to adjust to the changing situation as appropriate and we will continue to monitor the situation and provide updates accordingly.

Avino Mine Exploration

Plans continue for the Company’s 2020 exploration program. With the San Gonzalo Mine at the end of its current economic life, the Company has been looking at all options to increase overall head grade.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino and Jasman Yee P.Eng, Avino director, both of whom are qualified persons within the context of National Instrument 43-101, have reviewed and approved the technical data in this document.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

Non – IFRS Measures

EBITDA and Adjusted EBITDA

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance cost
•	Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements and fair value adjustments

Management believes EBITDA and adjusted EBITDA provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts. There are not standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.

Adjusted EBITDA excludes share-based compensation expense, and non-operating items such as foreign exchange gains and losses and fair value adjustments. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the company.

The following table provides a reconciliation of net earnings financial statements to EBITDA and Adjusted EBITDA:

Expressed in 000’s of US$, unless otherwise noted	Q1 2020	Q1 2019
Net loss from continuing operations	$(232)	$(539)
Depreciation and depletion	649	685
Interest income and other	(173)	(139)
Interest expense	10	22
Finance cost	87	32
Accretion of reclamation provision	27	26
Current income tax expense	51	144
Deferred income tax (recovery)	(47)	(168)
EBITDA	$372	$63
Fair value adjustment on warrant liability	(919)	(188)
Share-based payments	168	218
Foreign exchange gain (loss)	770	(78)
Adjusted EBITDA	$391	$15

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

Management believes that the Company’s ability to control the cash cost per payable silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent payable ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost, because it believes that it more fully defines the total current cost associated with producing a silver equivalent payable ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent payable ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration, and evaluation costs attributable to growth projects, income tax payments, penalties, treatment and refining charges, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods.

The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $331 for the three months ended March 31, 2020 (March 31, 2019 - $509), all of which is attributable to the Avino Mine. The Company has planned for sustaining capital expenditures for the remainder of 2020 in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share, as it believes it assists investors and other stakeholders in evaluating the Company's overall performance and its ability to generate cash flow from current operations. To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up due to rounding.

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent payable ounce sold. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices for the corresponding period. During 2019, the Company updated the calculation of all-in sustaining cash costs to include penalties, treatment charges and refining charges and the Q1 2019 figures below have also been re-presented to include these costs. The change is due to the Company no longer selling product from the San Gonzalo Mine, which historically had little to no penalties associated with the saleable concentrate, and the Company is planning to be selling concentrate produced primarily from the Avino Mine for the foreseeable future.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

The following table reconciles cash cost per payable AgEq oz production cost to all-in sustaining cash cost per payable AgEq oz for the three months ended March 31, 2020 and 2019:

Expressed in 000’s of US$, unless otherwise noted	Avino		San Gonzalo		AHAG Stockpiles		Consolidated
	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 2020	Q1 2019
Cost of sales	$5,663	$4,217	$-	$1,707	$610	$731	$6,273	$6,655
Depletion and depreciation	(605)	(411)	-	(152)	(14)	(114)	(619)	(677)
Cash production cost	5,058	3,806	-	1,555	596	617	5,654	5,978
Payable silver equivalent ounces sold	515,366	344,174	-	121,415	59,701	57,037	575,067	522,626
Cash cost per silver equivalent ounce	$9.82	$11.06	$-	$12.81	$9.89	$10.83	$9.83	$11.44
General and administrative expenses	839	631	-	222	137	105	976	958
Sustaining capital expenditures	331	509	-	-	-	-	331	509
Treatment and refining charges	596	404		121	67	111	663	636
Penalties	1,012	490		-	121	134	1,133	624
Share-based payments and G&A depreciation	(170)	(149)	-	(52)	(28)	(25)	(198)	(226)
Cash operating cost	7,666	5,691	-	1,846	893	942	8,559	8,479
AISC per payable silver equivalent ounce	$14.87	$16.53	$-	$15.21	$14.95	$16.52	$14.88	$16.22

The Company continues to review its expenditures, and has been successful in the pursuit to achieve lower overhead costs, and continues to process the AHAG Stockpiles at profitable levels.

At the Avino Mine, costs for Q1 2020 have decreased on a per ounce basis largely due to grade variation in the current mining areas, specifically in silver and copper which were up 39% and 18%, respectively, when compared to Q1 2019. Further, recoveries for all three metals were higher in Q1 2020 when compared to Q1 2019, which led to higher ounces recovered and sold during Q1 2020.

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Three Months Ended March 31,
	2020	2019
Operating cash flows before movements in working capital	$297	$(24)
Weighted average number of shares outstanding
Basic	77,267,533	64,020,965
Diluted	77,267,533	64,020,965
Cash Flow per Share – basic & diluted	$0.00	$(0.00)

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

Working Capital

	March 31, 2020	December 31, 2019
Current assets	$18,540	$22,771
Current liabilities	(7,789)	(9,562)
Working capital	$10,751	$13,209

Results of Operations

Summary of Quarterly Results

(000’s)	2020	2019	2019	2019	2019	2018	2018	2018
Quarter ended	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2
Revenue	$7,116	$10,426	$6,796	$7,813	$6,711	$8,268	$8,516	$9,176
Earnings (Loss) from operations for the quarter	(232)	(29,043)	(1,642)	(166)	(610)	981	(1,012)	839
Earnings (Loss) per share from operations - basic	$(0.00)	$(0.38)	$(0.02)	$(0.00)	$(0.01)	$0.02	$(0.02)	$0.02
Earnings (Loss) per share - diluted	$(0.00)	$(0.38)	$(0.02)	$(0.00)	$(0.01)	$0.02	$(0.02)	$0.02
Total Assets	$67,420	$72,571	$113,145	$110,660	$108,830	$108,588	$113,210	$109,498

•

Revenue decreased in Q1 2020 compared to Q4 2019 previous quarters due to lower ounces sold; however, revenues remained consistent with the other quarters for 2019. This was offset by lower costs on a per ounce basis in Q1 2020 compared to 2019.

•	Losses in the current quarter decreased compared to Q4 2019 due to the sale of Bralorne during Q4 2019.

•

Total assets remained fairly consistent at March 31, 2020 compared to the end of Q4 2019. Overall, total assets have decreased compared to the previous year’s quarters, as the Company sold Bralorne after the end of Q3 2019.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

Three months ended March 31, 2020, compared to the three months ended March 31, 2019:

(000’s)	2020	2019	Note
Revenue from mining operations	$7,116	$6,711
Cost of sales	6,273	6,655	1
Mine operating income	843	56	1
Operating expenses
General and administrative expenses	808	728	2
Share-based payments	168	218	3
Loss before other items	(133)	(890)
Other items
Interest and other income	173	139
Gain (loss) on long-term investments	(293)	2
Fair value adjustment on warrant liability	919	188	4
Unrealized foreign exchange gain (loss)	(770)	78	5
Finance cost	(87)	(32)
Accretion of reclamation provision	(27)	(26)
Interest expense	(10)	(22)
Net loss before income taxes	(228)	(563)
Income taxes
Current income tax expense	(51)	(144)	6
Deferred income tax recovery	47	168	6
Income tax recovery (expense)	(4)	24

Net loss from continuing operations	(232)	(539)

Loss from discontinued operations and on disposal	-	(71)
Net loss	$(232)	$(610)	7

Loss per share from continuing operations
Basic	$(0.00)	$(0.01)
Diluted	$(0.00)	$(0.01)
Loss per share
Basic	$(0.00)	$(0.01)	7
Diluted	$(0.00)	$(0.01)	7

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

1.	Cost of sales for the three months ended March 31, 2020, were $6,273 compared to $6,655 for the three months ended March 31, 2019. The decrease reflects an increase in tonnes mined and processed, resulting in an increase in mining and milling costs. Mine operating income increased for the three months ended March 31, 2020, compared to March 31, 2019 mainly due to an increase in average realized silver and gold prices, as well as an increase in overall grades at the Avino Mine.

2.	General and administrative expenses for the three months ended March 31, 2020, totalled $808 compared to $728 for the three months ended March 31, 2019. The increase reflects the Company re-introducing certain marketing initiatives which resulted in additional costs.

3.	Share-based payments for the three months ended March 31, 2020, totalled $168 compared to $218 for the three months ended March 31, 2019. Share-based payments are comprised of the issuance of stock options, as well as restricted share units (“RSUs”) to directors, officers, employees, and consultants of the Company during the periods. RSUs vest over the following three years upon issuance. The increase relates to the vesting of additional RSUs and options that were issued during 2019.

4.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

5.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended March 31, 2020, the US dollar strengthened in relation to the Canadian dollar and Mexican peso, resulting in a foreign exchange loss. During the three months ended March 31, 2019, the US dollar depreciated slightly in relation to the Canadian dollar and the Mexican peso, resulting in a minimal foreign exchange gain.

6.	Current income tax expense was $51 for the three months ended March 31, 2020, compared to an expense of $144 in the three months ended March 31, 2019. Deferred income tax recovery was $47 for the three months ended March 31, 2020, compared to a recovery of $168 in the comparative quarter. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the three months ended March 31, 2020, primarily relate to movements in the tax bases and continuing mining profits in Mexico.

7.	As a result of the foregoing, net loss for the three months ended March 31, 2020, was $232 compared to net loss of $610 for the three months ended March 31, 2019. The decrease in loss resulted in a basic and diluted loss per share of $Nil for the quarter ended March 31, 2020, compared to basic and diluted loss per share of $0.01 in the comparative quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing, as required, in order to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control. There is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds
In July 2019, the Company closed a bought-deal financing for gross proceeds of $3.5M, with the issuance of common shares.

As of the date of this MD&A, the Company has been using the funds as intended. The Company had used the gross proceeds raised from the offering for advancing the development of other areas of the Avino mine, and its operations and production, and to a lesser extent, for general working capital.

In supporting mining operations in Mexico, the Company incurred expenditures of $0.1 million for exploration and evaluation activities, acquired property and equipment of $0.4 million (before depreciation of $0.7 million), and made lease and loan repayments of $0.3 million during the three months ended March 31, 2020.

During 2019, the Company received gross proceeds of $2.9 million in connection with a brokered at-the-market offering issued under prospectus supplements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

The Company intends to continue to explore its properties, as described above, subject to market conditions and the ability to continue to obtain suitable financing.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for $5.0 million. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $4.8 million in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

Discussion and analysis relating to the Company’s liquidity as at March 31, 2020, December 31, 2019 and March 31, 2019, is as follows:

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

Statement of Financial Position

(000’s)	March 31, 2020	December 31, 2019
Cash	$6,698	$9,625
Working capital	10,751	13,209
Accumulated Deficit	(47,242)	(47,204)

Cash Flow

(000’s)	March 31, 2020	March 31, 2019
Cash generated by (used in) operating activities	$(573)	$1,065
Cash generated by (used in) financing activities	(1,281)	653
Cash used in investing activities	(385)	(2,453)
Change in cash	(2,239)	(735)
Effect of exchange rate changes on cash	(688)	9
Cash, beginning of period	9,625	3,252
Cash, end of period	$6,698	$2,526

Operating Activities

Cash used in operating activities, after changes in non-cash working capital for the three months ended March 31, 2020, was $0.6 million compared to cash generated of $1.1 million for the three months ended March 31, 2019. Cash generated by or used in operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities

Cash used in financing activities was $1.3 million for the three months ended March 31, 2020, compared to cash generated by financing activities of $0.7 million for the three months ended March 31, 2019. Cash used in financing activities for the three months ended March 31, 2020, relates to share issuances costs, the repayments of Company’s existing term facility, as well as equipment loans and finance leases for mining equipment. During the three months ended March 31, 2020, the Company made term facility repayments of $0.8 million (March 31, 2019 - $Nil), and made finance lease and equipment loan payments totalling $0.4 million (March 31, 2019 - $0.3 million).

Investing Activities

Cash used in investing activities for the three months ended March 31, 2020, was $0.4 million compared to $2.5 million for the three months ended March 31, 2019. Cash used in investing activities during the three months ended March 31, 2020, includes cash capital expenditures of $0.4 million (March 31, 2019 - $0.9 million) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company’s Avino Mine. During the three months ended March 31, 2020, the Company also incurred cash capital expenditures of $0.1 million (March 31, 2019 - $1.6 million) on exploration and evaluation activities including drilling expenditures. The Company also exercised 6.29 million warrants of Talisker Resources (“Talisker”) at a strike price of C$0.25 for a total cost of $1.2 million (C$1.6 million), using proceeds from the sale of 3 million shares of Talisker, at an average sale price of C$0.57 per share for proceeds of $1.3 million (C$1.7 million). The Company now owns 15.87 million shares of Talisker as of the date of this MD&A.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2020 and 2019 were as follows:

	Three months ended March 31,
	2020	2019
Salaries, benefits, and consulting fees	$170	$166
Share-based payments	187	171
	$357	$337

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts were due to related parties:

	March 31, 2020	December 31, 2019
Oniva International Services Corp.	$156	$105
Directors	37	51
	$193	$156

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the three months ended March 31, 2020 and 2019 are summarized below:

	March 31, 2020	March 31, 2019
Salaries and benefits	$181	$249
Office and miscellaneous	96	90
Exploration and evaluation assets	-	56
	$277	$395

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the three months ended March 31, 2020, the Company paid $56 (March 31, 2019 - $56) to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the three months ended March 31, 2020 and 2019, the Company paid $8 and $6, respectively, to JYAI.

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with four (December 31, 2019 – six) counterparties (see Note 20). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At March 31, 2020, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at March 31, 2020, in the amount of $6,698 and working capital of $10,751 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at March 31, 2020, are summarized as follows:

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$3,460	$3,460	$-	$-
Amounts due to related parties	193	193	-	-
Minimum rental and lease payments	300	280	16	4
Term facility	5,236	3,540	1,696	-
Equipment loans	243	225	18	-
Finance lease obligations	924	538	380	6
Total	$10,356	$8,236	$2,110	$10

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	March 31, 2020		December 31, 2019
	MXN	CDN	MXN	CDN
Cash	$5,075	$4,738	$2,780	$5,902
Long-term investments	-	5,080	-	5,599
Reclamation bonds	-	6	-	6
Amounts receivable	-	30	-	54
Accounts payable and accrued liabilities	(42,925)	(170)	(51,307)	(442)
Due to related parties	-	(189)	-	(202)
Finance lease obligations	(803)	(520)	(1,037)	(522)
Net exposure	(38,652)	8,975	(49,564)	10,395
US dollar equivalent	$(1,643)	$6,326	$(2,627)	$8,004

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

Based on the net US dollar denominated asset and liability exposures as at March 31, 2020, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the three months ended March 31, 2020, by approximately $411 (year ended December 31, 2019 - $465). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At March 31, 2020, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $45 (December 31, 2019 - $70).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At March 31, 2020, a 10% change in market prices would have an impact on net earnings (loss) of approximately $358 (December 31, 2019 - $467).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2020:

	Level 1	Level 2	Level 3
Financial assets
Cash	$6,698	$-	$-
Amounts receivable	-	595	-
Long-term investments	3,581	-	-
Total financial assets	$10,279	$595	$-
Financial liabilities
Warrant liability	-	-	(574)
Total financial liabilities	$-	$-	$(574)

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in the Transactions with Related Parties section.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	March 31, 2020	December 31, 2019
Not later than one year	$280	$1,269
Later than one year and not later than five years	16	20
Later than five years	4	5
	$300	$1,294

Included in the above amount as at March 31, 2020, is the Company’s commitment to incur flow-through eligible expenditures of $274 (C$389) that must be incurred in Canada.

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at May 6, 2020, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	77,267,533	-	-
Warrants (US$)	7,175,846	$0.80	3.39
Warrants (C$)	464,122	C$0.85	0.23
RSUs	2,277,107	-	0.38 – 2.29
Stock options	2,165,000	C$0.79 - C$2.95	1.33 – 4.30
Fully diluted	89,349,608

The following are details of outstanding stock options as at March 31, 2020 and May 6, 2020:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (March 31, 2020)	Number of Shares Remaining Subject to Options (May 6, 2020)
September 2, 2021	C$2.95	445,000	445,000
September 20, 2022	C$1.98	1,080,000	1,030,000
August 28, 2023	C$1.30	370,000	345,000
August 21, 2024	C$0.79	351,000	345,000
Total:		2,246,000	2,165,000

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

The following are details of outstanding warrants as at March 31, 2020 and May 6, 2020:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (March 31, 2020)	Number of Underlying Shares (May 6, 2020)
July 30, 2020	C$0.85	464,122	464,122
September 25, 2023	$0.80	7,175,846	7,175,846
Total:		7,639,968	7,639,968

The following are details of outstanding RSUs as at March 31, 2020 and May 6, 2020:

Expiry Date	Number of Shares Remaining Subject to RSUs (March 31, 2020)	Number of Shares Remaining Subject to RSUs (May 6, 2020)
September 20, 2020	19,473	18,848
August 28, 2021	600,074	586,074
August 21, 2022	1,679,185	1,672,185
Total:	2,298,732	2,277,107

Disclosure Controls and Procedures

Management has designed and evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures on financial reporting (as defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and has concluded that, based on its evaluation, they are effective as of March 31, 2020, to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Internal Controls over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis. Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

Management conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Based on this evaluation, management concluded that as of March 31, 2020, the Company’s internal controls over financial reporting, as defined in NI 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to achieve the purpose for which they have been designed.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 6, 2020. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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